Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
December 12, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Jennifer Hardy
Re:	Brookfield Infrastructure Partners L.P. Registration Statement on Form 20-F Filed July 31, 2007 File No. 001-33632
Ladies and Gentlemen:
     On behalf of our client, Brookfield Infrastructure Partners L.P. (the “partnership”), we are transmitting herewith via EDGAR for filing with the Commission Amendment No. 3 to the partnership’s Registration Statement on Form 20-F (File No. 001-33632) (the “Registration Statement”). In connection with such filing, set forth below are the partnership’s responses to each of the comments of the Staff of the Division of Corporation Finance set forth in the Staff’s letter dated December 3, 2007. Under separate cover we are sending to the Staff courtesy copies of Amendment No. 3 and Exhibit 12.1 thereto marked to show changes effected in this amendment. Immediately following each of the Staff’s comments set forth in bold below is the partnership’s response to that comment, including where applicable a cross-reference to the location of changes made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s letter and includes the caption used in the Staff’s letter. In addition, set forth at the conclusion of this letter are details of further revisions that have been made as a result of the partnership’s reconsideration of prior comment 12 in the Staff’s letter dated November 6, 2007.
Registration Statement on Form 20-F
General
1.	Please note that we will not be in a position to clear the Form 20-F until we clear your request for confidential treatment of portions of Exhibit 4.7.

We await the Staff’s response to the request for confidential treatment.
Index to Exhibits, page 9
2.	Please disclose that certain portions of Exhibit 4.7 are omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

The Index to Exhibits on page 9 has been revised in response to the Staff’s comment.
Exhibit 12.1
Summary of Selected Financial Information, page 7
3.	We note your revised presentation of the reconciliation of funds from operations to net income in response to comment 8 in our letter dated November 6, 2007. Specifically, we note that you are eliminating the performance fees related to the Island Timberlands operations due to Brookfield Asset Management. We further note your disclosure on page 43 that you expect to accrue this type of fee in the future, which would indicate this is a recurring expense. As such, it is unclear to us how you determine the elimination of the performance fee does not violate Item 10(e)(1)(ii)(B) of Regulation S-K. Please either remove the elimination of performance fee in presenting funds from operations. Otherwise, provide us with your analysis of Item 10(e) of Regulation S-K with reference to Question 8 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” as to how you determined the elimination of performance fees is not a violation.

The elimination of the performance fee from funds from operations does not violate Item 10(e)(1)(ii)(B) of Regulation S-K because the purpose of such elimination is not to adjust funds from operations to eliminate an item identified as non-recurring, infrequent or unusual. Instead, the performance fee accrued in 2006 is eliminated because the accrual of this expense resulted from an increased appraised value of timber and HBU lands, the benefits of which were not reflected in the results for the year. Management of the partnership focuses on performance before the effect of this fee because it believes that over time the financial impact of the fee will be more than offset by increased income associated with the increased value of these assets.

In addition, this performance fee is the type of fee discussed on page 98 of Exhibit 12.1 under “Incentive Distributions” that would have reduced any incentive distribution that would otherwise have been made to Brookfield as the general partner of the Infrastructure Partnership had the spin-off occurred prior to the accrual of the performance fee. In order to avoid duplication, incentive distributions by the Infrastructure Partnership to Brookfield will generally be reduced by any comparable performance or incentive distributions made by the Infrastructure Partnership’s holding or operating entities. The incentive distributions to Brookfield that will be so credited will be distributions on equity that will not impact funds from operations. Although investors in the partnership will benefit from any reductions to incentive distributions made by the Infrastructure Partnership, such reductions will not be reflected in funds from operations if the applicable fee is not eliminated in the calculation thereof.

For the foregoing reasons, the partnership believes it is appropriate to measure operating performance by eliminating the effect of this fee. This is reflected in the partnership’s distribution policy discussed on pages 39-40 of Exhibit 12.1, which policy was determined based in part on an analysis of historical funds from operations calculated without the effect of this performance fee.

With regard to Question 8 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” the response to such question acknowledges that “there is no per se prohibition against removing a recurring item” from a non-GAAP measure so long as the registrant meets “the burden of demonstrating the usefulness of any measure that excludes recurring items . . .” As discussed above, the partnership believes it is appropriate to measure performance without giving effect to this fee since the anticipated benefit of the increased value of the assets that were the subject of the appraisal that resulted in the fee would not otherwise be reflected in the measure. Although not reflected in the results for the applicable period, the partnership believes that over time it will realize the increased value of the assets in its results, which will more than offset the effect of the fee on the partnership’s financial performance for the period. In addition, following the spin-off this type of fee will reduce any incentive distribution that will otherwise be made to Brookfield by the Infrastructure Partnership, which credit would not be reflected in funds from operations without the elimination of the fee. For these reasons, the partnership believes it is useful to analyze performance before the effect of this fee and, as discussed above, such an analysis was part of the basis for determining the partnership’s distribution policy.

Exhibit 12.1 has been revised on page 43 in response to the Staff’s comment.

4.	We note that you have included a reconciliation of funds from operations to cash flow from operating activities in response to a comment from the Ontario Securities Commission. Based on the reconciliation, it appears as though funds from operations as a liquidity measure would violate Item 10(e)(1)(ii)(A) of Regulation S-K as it eliminates cash items. Further, US investors may perceive the reconciliation to cash flow from operating activities as an indication that it is a liquidity measure. As such, please include cautionary disclosure that explains why the presentation is being included and notifies US investors that reconciling funds from operations to cash flow from operating activities violates Item 10(e) of Regulation S-K.

Exhibit 12.1 has been revised on pages 8, 44 and 45 in response to the Staff’s comment.
Critical Accounting Policies and Estimates, page 54
Goodwill, page 55
5.	It is unclear how your response to comment 14 in our letter dated November 6, 2007 addresses the comment. As previously requested, please revise your disclosure for goodwill to disclose any reporting units with carrying values that do not materially differ from the estimated fair value. Disclosure for such reporting units should include (a) the amount of goodwill for the reporting unit, (b) the carrying value of the reporting unit, and (c) the estimated fair value of the reporting unit. Otherwise, please confirm to us that each of your reporting units have estimated fair values that significantly exceed the corresponding carrying values.

The partnership confirms that the each of its reporting units have estimated fair values that significantly exceed the corresponding carrying values.
Unaudited Pro Forma Financial Statements, page 57
6.	As previously requested, please revise note 1.a.ii to provide an explanation of the steps that need to be completed to finalize the purchase price allocation, including the assets and/or liabilities that are subject to change.

Exhibit 12.1 has been modified on page 65 in response to the Staff’s comment.
Prior Comment from Staff Letter Dated November 6, 2007
12.	We note your reference to an independent valuation regarding your estimation of Island Timberlands’ performance fee, which is subject to claw backs in certain conditions. Please identify the party who performed the independent valuation and provide their consent or delete your reference to them throughout the Form 20-F including exhibits. Refer to Section 436(b) of Regulation C.

After reconsideration, the partnership has determined to delete the references to third party appraisals in response to the Staff’s prior comment 12. Exhibit 12.1 has been revised on page 57 and Exhibits 15(a).6 and 15(a).7 have been deleted from the Exhibit list.

* * * *
     Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8199.
Sincerely yours,
/s/ Joshua Robinson
Joshua Robinson
cc:	Andrew Schoeffler Tracey Houser Al Pavot Securities and Exchange Commission James Keyes Brookfield Infrastructure Partners L.P. Canon’s Court 22 Victoria Street Hamilton, HM 12 Bermuda

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